UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2023

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K (including the text under the heading “Financial Results for the Second Quarter Ended June 30, 2023,” “Financial Results for the Six Months Ended June 30, 2023,” the accompanying financial statements, and “Legal Notice Regarding Forward-Looking Statements” in Exhibit 99.1 and Exhibit 99.2) being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

On August 4, 2023, Check-Cap Ltd. (the “Company”, “we”, or “us”) issued a press release announcing its financial results for the second quarter of 2023. In addition, the Company released its consolidated unaudited financial statements as of June 30, 2023.

A copy of both the press release and consolidated unaudited financial statements as of June 30, 2023 are attached hereto as Exhibits 99.1 and 99.2 are incorporated herein by reference.

Risk Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Our exploration of strategic alternatives may not result in entering into or completing a transaction, and the process of reviewing strategic alternatives or its conclusion could adversely affect our share price.

We initiated a process to review strategic alternatives with the goal of maximizing shareholder value. Potential strategic alternatives to be explored and evaluated during the review process may include the sale of all or part of the Company, licensing, merger or reverse merger. We are actively working with an investment bank in this assessment process. As previously reported, the most recent efficacy results from the Company’s calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study. After further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Company’s board of directors determined that it is appropriate to pursue strategic options. In addition, the Company is implementing a reduction in its workforce by approximately 90 percent, it has discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study, and is concentrating its resources on its essential research activities and strategic alternatives.

There can be no assurance any transaction will result from the Company’s evaluation of strategic alternatives. Any potential transaction would be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with us, and obtaining shareholder approval. The process of reviewing strategic alternatives may be time consuming and may involve the dedication of significant resources and may require us to incur significant costs and expenses. It could negatively impact our ability to attract, retain and motivate key employees, and expose us to potential litigation in connection with this process or any resulting transaction. If we are unable to effectively manage the process, our financial condition and results of operations could be adversely affected. In addition, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of our company could cause our share price to fluctuate significantly. Further, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in our company entering into or completing a potential transaction within the anticipated timing or at all.

If we do not successfully complete a strategic transaction, our board of directors may decide to pursue a dissolution and liquidation of our company. In such an event, the amount of cash available for distribution to our shareholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no guarantee that the process to identify a strategic transaction will result in a successfully completed transaction. If no transaction is completed, our board of directors may decide that it is in the best interest of our shareholders to dissolve our company and liquidate our assets. In that event, the amount of cash available for distribution to our shareholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as we fund our operations and evaluate our strategic alternatives. In addition, we may be subject to litigation or other claims related to a dissolution and liquidation of our company. Accordingly, holders of our ordinary shares could lose all or a significant portion of their investment in the event of a dissolution, liquidation or winding up of our company.

We are substantially dependent on our remaining employees to facilitate the consummation of a strategic transaction. We could lose such key employees.

As part of our cash conservation activities, we are implementing a 90% reduction in workforce plan. Our ability to successfully complete a strategic transaction depends in large part on our ability to retain certain personnel, particularly Alex Ovadia, our Chief Executive Officer, and Mira Rosenzweig, our Chief Financial Officer. Despite our efforts to retain these employees, one or more may terminate their employment on short notice. The loss of the services of any of these employees could potentially harm our ability to evaluate and pursue strategic alternatives, run our day-to-day business operations as well as fulfill our reporting obligations as a public company.

Exhibit

Exhibit No.	Description

99.1	Press Release, dated August 4, 2023

99.2	Consolidated Unaudited Financial Statements as of June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: August 4, 2023		Title: Chief Executive Officer